As filed with the Securities and Exchange Commission on July 19, 2002

Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

SOLECTRON CORPORATION

(Exact name of Registrants as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-2447045 (I.R.S. Employer Identification Number)

777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Kiran Patel
Executive Vice President and Chief Financial Officer
Solectron Corporation
777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ____________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum
	Amount to be	Maximum Offering	Aggregate	Amount of
Title of Securities to be Registered	Registered	Price Per Share(2)	Offering Price	Registration Fee

Common Stock of Solectron Corporation, $0.001 par value per share(1)	641,256	$5.40	$3,462,782.40	$318.58

(1)  Includes associated rights to purchase shares of Series A Participating Preferred Stock, $0.001 par value per share, of the Registrant, which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.

(2)  The Proposed Maximum Offering Price Per Share of the 641,256 shares of Common Stock to be registered hereunder is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee. The computation is based upon the average of the high and low prices of the Registrant’s Common Stock as reported on the New York Stock Exchange on July 18, 2002 because the price at which such shares of Common Stock may be offered for resale by the selling stockholders is not currently determinable.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated July 19, 2002

Preliminary Prospectus

SOLECTRON CORPORATION

641,256 Shares of Common Stock

     In connection with our acquisition of Shinei Sangyo Pte Ltd, we issued 641,256 shares of our common stock to the former stockholders of Shinei, referred to as the “selling stockholders.” This prospectus may be used by the selling stockholders to resell 641,256 shares of our common stock issued to them in the Shinei acquisition. They may offer these shares at one or more times for their own account. See the section entitled “Selling Stockholders.”

     The prices at which these stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares. The selling stockholders will bear all sales commissions and similar expenses. We will bear all other expenses of the registration and offering of these shares. None of the offered shares have been registered prior to our filing of the registration statement of which this prospectus is a part.

     Solectron Corporation’s common stock is listed on the New York Stock Exchange under the symbol “SLR.” On July 18, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $5.20 per share.

     Investing in our common stock involves risks. See “Risk Factors” beginning on page 1 to read about risk factors you should consider before buying our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated July     , 2002

RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
THE COMPANY
RECENT DEVELOPMENTS
FORWARD-LOOKING STATEMENTS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
VALIDITY OF COMMON STOCK
EXPERTS
Signatures
Exhibit Index
EXHIBIT 4.1
EXHIBIT 5.1
EXHIBIT 23.1

-i-

RISK FACTORS

     Please keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. We assume no obligation to update any such forward-looking statements or reasons why actual results may differ.

     You should carefully consider the risks described below before participating in this offering. These risk factors are effective as of the date of this prospectus and shall be amended through our future filings incorporated herein by reference. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected, the trading price of our common stock could decline, and you might lose all or part of your investment. You should also review the other information contained in this prospectus or the documents incorporated by reference into this prospectus.

     WE ARE EXPOSED TO GENERAL ECONOMIC CONDITIONS, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

     As a result of unfavorable general economic conditions in the U.S. and internationally, and reduced capital spending, our sales have continued to decline in recent fiscal quarters. In particular, we started to see sales decline in the telecommunications, workstation and server equipment manufacturing industry worldwide during the second half of fiscal 2001. If the economic conditions in the United States and the other markets we serve worsen, we may experience a material adverse impact on our business, operating results and financial condition.

     WE HAVE SIGNIFICANT DEBT LEVERAGE AND DEBT SERVICE OBLIGATIONS.

     For the nine months ended May 31, 2002 our fixed charges exceeded our earnings by $727.8 million as compared to our ratio of earnings to fixed charges for the nine months ended May 31, 2001 of 2.10x, and our ratio of earnings to fixed charges of 0.23x for fiscal year 2001. This decline in the ratio is primarily due to our operating losses and interest expense growing at a greater rate since the second half of fiscal 2001 and during the nine-month period of fiscal 2002. We have computed the ratio of earnings to fixed charges by dividing earnings available for fixed charges by fixed charges. The computations include us and our consolidated subsidiaries. For these ratios, “earnings” represents (1) income (loss) before taxes and before adjustment for minority interests, plus (2) fixed charges (excluding capitalized interest), plus (3) amortization of capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, plus (2) capitalized interest, plus (3) an interest factor attributable to rentals under operating leases.

     As of May 31, 2002, the Company had approximately $203 million of short-term indebtedness, $1.447 billion of current portion of long-term indebtedness and $3.251 billion of long-term indebtedness (which in the case of all Liquid Yield Option Notes were the accreted values as of that date). The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes, could make us more vulnerable to industry downturns and competitive pressures, or could limit our flexibility in planning for, or reacting to, changes and opportunities in, the electronics manufacturing industry, which may place us at a competitive disadvantage compared to our competitors. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

     We will require substantial amounts of cash to fund scheduled payments of principal and interest on our outstanding indebtedness, as well as future capital expenditures and any increased working capital requirements. In addition, we may require substantial amounts of cash in connection with our obligations to purchase our LYONs. On January 28, 2002, holders of our 4% LYONs due 2019 exercised their option to require us to repurchase their LYONs in an amount of $510.03 per $1,000 principal amount at maturity, of which we purchased $482.8 million. As of May 31, 2002, following our repurchase of these LYONs for cash, approximately $919,000 of accreted value of these LYONs remained outstanding. Based on the aggregate amount outstanding on May 31, 2002, on May 8,

2003, holders of our 2.75% LYONs due 2020 will have the option to require us to repurchase their notes in an amount of $628.57 per $1,000 principal amount for a total of up to approximately $1.5 billion. If our publicly announced tender offer on June 20, 2002 for the LYONs is consummated on the terms currently proposed, we will purchase up to $1.5 billion aggregate principal amount at maturity of these LYONs and $850 million aggregate principal amount at maturity of these LYONs would remain outstanding. Based on the aggregate amount outstanding on May 31, 2002, on May 20, 2004, holders of our 3.25% LYONs due 2020 will have the option to require us to repurchase their notes in an amount of $587.46 per $1,000 principal amount for a total of approximately $1.6 billion. Instead of repurchasing the LYONs with cash, we may elect to offer holders our common stock or a combination of our cash and common stock. At the time of such election, it may be in the best interests of our shareholders to satisfy such obligation in cash, however, we may not have sufficient cash available and we may not be able to finance the required amount on acceptable terms if at all. As a result, we may be required to satisfy such obligations with our common stock, which would be extremely dilutive at our current stock prices. See “Risk factors — Our Low Stock Price May Reduce Our Earnings Per Share.”

     If we are unable to meet our cash requirements from operations we would be required to fund these cash requirements by alternative financings. There can be no assurance that we will be able to obtain alternative financing, that any such financing would be on acceptable terms, or that we will be permitted to do so under the terms of our existing financing arrangements, or our financing arrangements in effect in the future. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results or fund required capital expenditures or increased working capital requirements may be adversely affected.

     THE AGREEMENTS GOVERNING OUR EXISTING AND FUTURE DEBT CONTAIN AND WILL CONTAIN VARIOUS COVENANTS THAT LIMIT OUR DISCRETION IN THE OPERATION OF OUR BUSINESS.

     The agreements and instruments governing our existing and future debt and our secured credit facilities contain and may in the future contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur debt;

•	incur or maintain liens;

•	redeem and/or prepay subordinated debt;

•	make acquisitions of businesses or entities;

•	make investments, including loans and advances;

•	make capital expenditures;

•	engage in mergers, consolidations or certain sales of assets;

•	engage in transactions with affiliates;

•	pay dividends or engage in stock redemptions; and

•	enter into certain restrictive agreements.

     Our secured credit facilities are secured by a pledge of all of the capital stock of our material domestic subsidiaries, 65% of the capital stock of our first-tier material foreign subsidiaries and certain of our intercompany loans.

     Our ability to comply with covenants contained in our existing debt and our secured credit facilities and other indebtedness to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under our other indebtedness, which would have a material adverse effect on our financial condition. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

     In light of our recent financial performance, we amended our credit facilities on June 18, 2002 in order to make them less restrictive. We amended the liens, capital expenditures, consolidated tangible net worth and cash interest coverage ratio covenants as well as certain other terms of the credit facilities. We also added a liquidity ratio covenant. These amendments were effective as of May 31, 2002.

     MOST OF OUR NET SALES COME FROM A SMALL NUMBER OF CUSTOMERS; IF WE LOSE ANY OF THESE CUSTOMERS, OUR NET SALES COULD DECLINE SIGNIFICANTLY.

     Most of our annual net sales come from a small number of our customers. Our ten largest customers accounted for approximately 60% and 65% of net sales in the three- and nine-month periods ended May 31, 2002 and approximately 65% and 72% of net sales in the corresponding periods of fiscal 2001. Since we depend on continued net sales from our largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly. Some of these customers individually account for more than ten percent of our annual net sales. We cannot guarantee that we will be able to retain any of our largest customers or any other accounts. In addition, our customers may materially reduce the level of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time. Moreover, our business, market share, financial condition and results of operations will continue to depend significantly on our ability to obtain orders from new customers, as well as on the financial condition and success of our customers. Therefore, any adverse factors affecting any of our customers or their customers could have a material adverse effect on our business, financial condition and results of operations. In addition to the above, some industry sources have projected that our market share by revenues may decline in the near term.

     WE MAY ENCOUNTER SIGNIFICANT DELAYS OR DEFAULTS IN PAYMENTS OWED TO US BY CUSTOMERS FOR PRODUCTS WE HAVE MANUFACTURED OR COMPONENTS THAT ARE UNIQUE TO PARTICULAR CUSTOMERS.

     We structure our agreements with customers to minimize our risks related to obsolete or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers becomes unable or unwilling to purchase such inventory, our business may be materially harmed.

     OUR CONTRACTS GENERALLY DO NOT INCLUDE MINIMUM PURCHASE REQUIREMENTS AND OUR PROJECTIONS OF FUTURE REVENUES FROM CUSTOMER BID WINS MAY BE LOWER THAN EXPECTED.

     Although we have long-term contracts with a few of our top ten customers, including Ericsson and Nortel, under which these customers are obligated to obtain services from us, only Nortel is obligated to purchase any minimum amount of services. As a result, we cannot guarantee that we will receive any net sales from these contracts or any of our other contracts with customers. In addition, the customers with whom we have contracts may materially reduce the level of services ordered at any time, which they have done in the past. This could cause a significant decline in our net sales, and we may not be able to reduce our accompanying expenses at the same time.

     IF WE ARE UNABLE TO MANAGE OUR GROWTH AND COST-EFFECTIVELY ASSIMILATE NEW OPERATIONS, OUR PROFITABILITY COULD DECLINE FURTHER.

     We have experienced rapid growth over many years. In recent years, we have established operations in different locations throughout the world. For example, in fiscal 1998, we opened offices, acquired facilities or commenced manufacturing operations in nine foreign locations. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired or expanded our capabilities in six domestic facilities.

     In fiscal 2000, we completed acquisitions of AMERICOM, SMART and Bluegum. Through additional acquisitions, we also acquired facilities in fourteen foreign locations. During fiscal 2001, we completed acquisitions of NEL, Shinei, Centennial, MCC-Sequel, and Sony’s manufacturing facilities in Japan and Taiwan as well as IBM’s repair center in the Netherlands. Thus far in fiscal 2002, we have completed acquisitions of Iphotonics, Inc., Stream International, C-MAC Industries Inc., Artesyn Solutions, Inc., certain assets of Lucent Technologies, NEC Ibaraki and NC&C. We intend to continue to make acquisitions of companies and strategic assets under our acquisition strategy, subject to compliance with any restrictions that may exist under our financial instruments. These acquisitions may be for cash, capital stock or any combination of cash and capital stock, and may include the incurrence or assumption of indebtedness and a reduction of our available cash.

     In order to achieve anticipated revenue and other financial performance targets, we must manage our assets and operations efficiently. Our expansion and growth place a heavy strain on our personnel and management, manufacturing and other resources. Our ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing infrastructure, as well as enhancements or upgrades of accounting and other internal management systems and the implementation of a variety of procedures and controls. We cannot assure you that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. In addition, should we continue to expand geographically, we may experience inefficiencies from the management of geographically dispersed facilities. As we manage and continue to expand new operations, we may incur substantial infrastructure and working capital costs.

     POSSIBLE FLUCTUATION OF OPERATING RESULTS FROM QUARTER TO QUARTER COULD AFFECT THE MARKET PRICE OF OUR SECURITIES.

     Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

•	differences in the profitability of the types of manufacturing services we provide. For example, high velocity and low complexity printed circuit boards and systems assembly services have lower gross margins than low volume/complex printed circuit boards and systems assembly services;

•	our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer;

•	the amount of automation that we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

•	our customers’ demand for our products, and their ability to take delivery of our products and to make timely payments for delivered products;

•	our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

•	fluctuations in demand for our service or the products being manufactured;

•	fluctuations in the availability and pricing of components;

•	timing of expenditures in anticipation of increased sales;

•	cyclicality in our target markets; and

•	expenses associated with acquisitions.

     Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our outstanding securities could be harmed.

     IF WE DETERMINE THAT OUR GOODWILL HAS BEEN IMPAIRED OR IF WE INCUR MORE RESTRUCTURING-RELATED CHARGES THAN CURRENTLY ANTICIPATED, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY SUFFER.

     At May 31, 2002, we had approximately $4.5 billion of goodwill, which was primarily related to our acquisitions of C-MAC and Natsteel Electronic Ltd. Pursuant to SFAS 142, Goodwill and Other Intangible Assets, we will perform our annual goodwill impairment test in the fourth quarter of fiscal 2002. If as a result of this analysis we determine that there has been an impairment of our goodwill, asset impairment charges will be recognized in the fourth quarter of fiscal 2002. Asset impairment charges of this nature could have a material adverse impact on our consolidated financial position and results of operations. Since the date of the C-MAC acquisition, there has been a decline in our stock price resulting in the net book value exceeding our market capitalization. In addition, the demand for our services has been adversely affected by the general economic slowdown. We will take these and other factors into account in making our goodwill impairment determination.

     In addition, and in furtherance of the implementation of the restructuring plan we announced in our 2001 fiscal year, we expect to experience restructuring- related charges in the range of an aggregate of $150 million over the next several quarters, although no certainty can be attributed to this amount or the timing of its recognition. If we incur restructuring- related charges in excess of this amount, our financial condition and results of operations may suffer.

     WE DEPEND UPON ECONOMIC DEVELOPMENTS IN THE ELECTRONICS INDUSTRY AS A WHOLE, WHICH CONTINUALLY PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES; OUR INABILITY TO CONTINUALLY MANUFACTURE SUCH PRODUCTS IN A COST EFFECTIVE MANNER WOULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Most of our net sales are to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, our customers’ products could become obsolete and the demand for our services could decline significantly. If we are unable to offer technologically advanced, cost effective, quick response manufacturing services to customers, demand for our services will also decline. In addition, a substantial portion of our net sales is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net sales would significantly decline.

     For our technology solutions business, we have experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, we cannot ensure that we will be successful in selecting, developing, manufacturing and marketing new products or enhancements. We cannot ensure that defects or errors will not be found in our products after commencement of commercial shipments, which could result in the delay in market acceptance of such products. The inability to introduce new products or enhancements could harm our business, financial condition and results of operations.

     WE DEPEND ON LIMITED OR SOLE SOURCE SUPPLIERS FOR CRITICAL COMPONENTS. THE INABILITY TO OBTAIN SUFFICIENT COMPONENTS AS REQUIRED WOULD CAUSE HARM TO OUR BUSINESS.

     We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced, and may continue to experience, delays in component deliveries, which could cause delays in product shipments and require the redesign of certain products. Also for our technology solutions business, we are dependent upon certain limited or sole source suppliers for critical components used for our memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, we generally have no written agreements with our suppliers. We cannot give any assurance that we will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources as required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, thereby causing harm to our business.

     WE POTENTIALLY BEAR THE RISK OF PRICE INCREASES ASSOCIATED WITH POTENTIAL SHORTAGES IN

THE AVAILABILITY OF ELECTRONICS COMPONENTS.

     At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers’ products. As a result of this service, we potentially bear the risk of price increases for these components because we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

     OUR NET SALES COULD DECLINE IF OUR COMPETITORS PROVIDE COMPARABLE MANUFACTURING SERVICES AND IMPROVED PRODUCTS AT A LOWER COST.

     We compete with different contract manufacturers, depending on the type of service we provide or the geographic locale of our operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. These competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our net sales to decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, or profit margin compression.

     WE DEPEND ON THE MEMORY MODULE PRODUCT MARKET.

     Most of our technology solutions net sales are derived from memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce our net sales which may materially harm our business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times including at the present time, characterized by diminished product demand, accelerated erosion of average selling prices and excess production. In the past, there have been significant declines in the prices for DRAM, SRAM and flash memory. Similar occurrences will reduce our profit.

     WE DEPEND ON THE CONTINUING TREND OF OEMS TO OUTSOURCE.

     A substantial factor in our revenue growth was attributable to the transfer of manufacturing and supply base management activities from our OEM customers. Future growth is partially dependent on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

     OUR NON-U.S. LOCATIONS REPRESENT A SIGNIFICANT AND GROWING PORTION OF OUR NET SALES; WE ARE INCREASINGLY EXPOSED TO RISKS ASSOCIATED WITH OPERATING INTERNATIONALLY.

     In the three- and nine-month periods ended May 31, 2002, approximately 61% of net sales came from sites outside the United States, while approximately 61% and 54% of net sales came from sites outside the United States in the same periods of fiscal 2001. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to international operations, including the following:

•	adverse movement of foreign currencies against the U.S. dollar in which our results are reported;

•	import and export duties, and value added taxes;

•	import and export regulation changes that could erode our profit margins or restrict exports;

•	potential restrictions on the transfer of funds;

•	inflexible employee contracts in the event of business downturns; and

•	the burden and cost of compliance with foreign laws.

     In addition, we have operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility, and other economic or political risks. In the future, these factors may harm our results of operations. Our locations in emerging or developing economies include Mexico, Brazil, China, Malaysia, Hungary, Indonesia and Romania. While, to date, these factors have not had a significant adverse impact on our results of operations, we cannot give any assurance that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot assure that such measures will be adequate.

     The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

     We have been granted tax holidays, which are effective through 2011, subject to some conditions, for our Malaysian and Singapore sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

     WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN CURRENCY EXCHANGE RATES.

     We enter into foreign exchange forward contracts intended to reduce the short-term impact of foreign currency fluctuations on foreign currency receivables, investments and payables. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on the foreign currency receivables, investments, and payables recognized in earnings. We do not enter into foreign exchange forward contracts for speculative purposes. Our foreign exchange forward contracts related to current assets and liabilities are generally three months or less in original maturity.

     We periodically hedge foreign currency forecasted transactions related to certain operating expenses with foreign exchange forward contracts. These transactions are treated as cash flow hedges. These foreign exchange forward contracts generally have original maturities of 18 months.

     As of May 31, 2002, the majority of the foreign currency hedging contracts were scheduled to mature in approximately three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Although approximately 21% of our net sales in the third quarter of fiscal 2002 were denominated in currencies other than U.S. dollar, we do not believe our total exposure to be significant because of natural hedges.

     We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our site could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in markets where business is transacted in the local currency.

     WE ARE EXPOSED TO INTEREST RATE FLUCTUATIONS.

     The primary objective of our investment activities is to preserve principal, while at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2002, approximately 90% of our total portfolio was scheduled to mature in less than six months. In addition, our investments are diversified and of relatively short maturity. A hypothetical 10% increase in interest rates would not have a material effect on our investment portfolios.

     The following table presents the amounts of our cash equivalents and short-term investments that are subject to interest rate risk by fiscal year of expected maturity and weighted average interest rates as of May 31, 2002:

	2002	2003	2004	Total	Fair Value

Cash equivalents and short-term investments (in millions)	$511.6	$46.5	$10.8	$568.9	$568.9
Average interest rate	1.56%	3.66%	3.94%

     Interest on long-term debt instruments are payable at fixed rates. In addition, the amount of principal to be repaid at maturity is also fixed. During the quarter ended May 31, 2002, we entered into interest rate swap transactions under which we pay variable rates and we receive fixed rates. The interest swaps effectively convert $1 billion of our long-term debt with a fixed interest rate into debt with a variable rate of interest. Since our investment portfolio earns variable interest rates, the interest rate swaps allow us to partially offset the variable rate risk from the investment portfolio. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. We are exposed to variable interest rates on this $1 billion of interest rate swaps, and we may increase our exposure if there were to be material borrowings under our revolving lines of credit.

     WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS; AND WE COULD BECOME INVOLVED IN INTELLECTUAL PROPERTY DISPUTES.

     Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations. In the past, third parties have asserted infringement claims against us or our customers and are likely to do so in the future. In the event of a successful infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could harm our financial condition.

     FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD HARM OUR BUSINESS.

     As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of non-compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations. The addition of numerous production and manufacturing service facilities as a result of our recent combination with C-MAC could generate additional risks that we have yet been unable to evaluate fully.

     The investigations of the C-MAC facilities to date indicate that there are some contaminated sites for which C-MAC has been indemnified by third parties for any required remediation, sites for which there is a risk of the presence of contamination, and sites with some levels of contamination for which C-MAC may be liable and which may or may not ultimately require any remediation. We have obtained environmental insurance to mitigate certain environmental liabilities posed by C-MAC’s operations and facilities. We believe, based on our current knowledge, that the cost of any groundwater or soil clean-up that may be required at C-MAC facilities would not materially harm our business, financial condition and results of operations. Nevertheless, the process of remediating contamination in soil and groundwater at the facilities is costly and cannot be estimated with high levels of confidence, and there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations in the future.

     OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS OUTSIDE OF OUR CONTROL.

     Our stock price could fluctuate due to the following factors, among others:

•	announcements of operating results and business conditions by our customers;

•	announcements by our competitors relating to new customers or technological innovation or new services;

•	economic developments in the electronics industry as a whole;

•	ratings downgrades may have a negative impact on our stock price;

•	political and economic developments in countries in which we have operations; and

•	general market conditions.

     OUR RATING DOWNGRADES MAKES IT MORE EXPENSIVE FOR US TO BORROW MONEY.

     On December 18, 2001 Moody’s Investor’s Service and Standard & Poor’s downgraded our senior unsecured debt rating to “Ba1” and “BB+”, respectively, both with negative outlooks. On March 22, 2002, Standard and Poor’s downgraded our senior unsecured debt rating to “BB” with a negative outlook. On May 14, 2002, Moody’s Investor Services further downgraded our senior unsecured debt rating to Ba3 with a stable outlook. These rating downgrades will increase our cost of capital should we borrow under our revolving lines of credit, and may make it more expensive for us to raise additional capital in the future on terms that are acceptable to us or at all. In addition, any further ratings downgrades may further negatively impact the price of our common stock and many have other negative implications on our business, many of which are beyond our control.

     OUR LOW STOCK PRICE MAY REDUCE OUR EARNINGS PER SHARE.

     On May 8, 2003, we may become obligated to purchase, at the option of the holders, all or a portion of the outstanding 2.75% LYONs at a price of $628.57 per note and on May 20, 2004 we may become obligated to purchase, at the option of the holders, all or a portion of the outstanding 3.25% LYONs at a price of $587.46 per note. We have the option to pay the purchase price of LYONs in cash or common stock or any combination thereof. At the time of such election, it may be in the best interests of our shareholders to satisfy such obligation in cash, however, we may not have sufficient cash available and we may not be able to finance the required amounts on acceptable terms, if at all. As a result, we may be required to satisfy such obligations with our common stock. If we elect to pay the purchase price, in whole or part, in shares of our common stock, the number of shares of common stock to be delivered shall equal the purchase price divided by the average of the sale prices of the common stock for the five trading day period ending on the third business day prior to May 8, 2003 or May 20, 2004, as the case may be. On each respective repurchase date the 2.75% LYONs or the 3.25% LYONs are convertible into common stock at a price of $50.98 per share or 12.3309 shares per LYON in the case of the 2.75% LYONs or at a price of $49.84 per share or 11.7862 shares per LYON, in the case of the 3.25% LYONs. In the event that our stock price remains below $50.98 per share at May 8, 2003 or below $49.84 per share at May 20, 2004, as the case may be, we may have to issue a significant amount of additional shares to such holders. Accordingly, our earnings per share may be significantly reduced.

     FAILURE TO ATTRACT AND RETAIN KEY PERSONNEL AND SKILLED ASSOCIATES COULD HURT OUR OPERATIONS.

     Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm our operations.

     OUR ANTI TAKEOVER DEFENSE PROVISIONS MAY DETER POTENTIAL ACQUIRORS AND MAY DEPRESS OUR STOCK PRICE.

     Our certificate of incorporation, bylaws and stockholder rights plan contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Solectron. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

     SECURITIES WE ISSUE COULD DILUTE YOUR OWNERSHIP.

     We may decide in the future to raise additional funds or consummate acquisitions through the issuance of equity or convertible debt securities. If we raise funds by issuing equity or convertible debt securities, the percentage ownership of current stockholders may be reduced and such issuances may not be on terms favorable to us.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we file reports, proxy statements and other documents and information with the Securities and Exchange Commission (the “Commission”). Such reports, registration statements and other documents and information may be inspected and copied at the public reference facilities maintained by the Commission at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site located at http://www.sec.gov that contains reports, proxy and the aforementioned statements and other information regarding registrants that have filed electronically with the Commission, including us. Please call the Commission at 1-800-SEC-0330 for further information. Our filings are also available by calling the New York Stock Exchange at (212) 656-5060. Requests for such copies may also be directed at no cost to Kiran Patel, Executive Vice President and Chief Financial Officer, Solectron Corporation, 777 Gibraltar Drive, Milpitas, California 95035; (408) 957-8500.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to “incorporate by reference” certain information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for information incorporated by reference which is superseded by information contained in this prospectus, any prospectus supplement or any document that we subsequently file with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document that is incorporated or deemed to be incorporated by reference will be deemed to have been modified or superseded to the extent that any statement contained herein or in any document that we subsequently file with the Commission that also is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold. All filings we file pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall also be deemed to be incorporated by reference into this prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus upon written or oral request at no cost to the requester. Such requests must be directed to Kiran Patel, Executive Vice President and Chief Financial Officer, Solectron Corporation, 777 Gibraltar Drive, Milpitas, California 95035; (408) 957-8500.

     The following documents of the Company have been filed with the Commission and are incorporated herein by reference:

     (i)  the Company’s Tender Offer Statement on Schedule TO filed with the Commission on June 21, 2002 (the “Schedule TO”), Amendment No. 1 to the Schedule TO filed with the Commission on July 9, 2002 and Amendment No. 2 to the Schedule TO filed with the Commission on July 10, 2002;

     (ii)  the Company’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 14, 2001;

     (iii)  the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2001 filed with the Commission on November 15, 2001;

     (iv)  the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2001 filed with the Commission on January 11, 2002;

     (v)  the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2002 filed with the Commission on April 12, 2002;

     (vi)  the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2002 filed with the Commission on July

10, 2002;

     (vii)  the description of our common stock contained in our Registration Statement on Form 8-A (File No. 000-17070) filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description; and

     (viii)  the description of our preferred stock rights contained in our Registration Statement on Form 8-A (File No. 001-11098) filed with the Commission on July 13, 2001, and any amendment or report filed for the purpose of updating such description.

THE COMPANY

     We are a leading provider of electronics manufacturing services (or EMS) to original equipment manufacturers (or OEMs) that design and sell networking equipment, computing equipment (including workstations, notebooks, desktops and peripherals), mobile and wireline telecommunications equipment, and other electronics equipment and products. These companies contract with us to build their products or to obtain other related supply-chain services, such as design, testing, systems integration and after-sales repair and support. Providing these solutions to our Company’s customers allows them to reduce their capital investment requirements and fixed overhead costs and to remain competitive by focusing on their core competencies of sales, marketing, and research and development.

     Solectron was originally incorporated in California in August 1977. In February 1997, Solectron was reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500 and our Internet address is www.solectron.com. The information contained or incorporated in our website is not a part of this prospectus.

RECENT DEVELOPMENTS

Recent Developments-Adoption and Effects of SFAS 142, Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (referred to as “SFAS No. 142”). SFAS No. 142, which superceded Accounting Principles Board Opinion No. 17, Intangible Assets, addresses financial accounting and reporting for (1) intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition and (2) goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001.

We adopted SFAS No. 142 effective September 1, 2001. In order to illustrate how the provisions of SFAS No. 142 would have affected our historical financial statements if SFAS No. 142 had been in effect for the nine months ended May 31, 2001 and the three-year period ended August 31, 2001 and to set forth the transitional disclosures described in SFAS No. 142, we have set forth below a table showing the changes that would have been reflected in our net income (loss), earnings and loss per share if the provisions of SFAS No. 142 had been in effect for these periods prior to our adoption of SFAS No. 142.

The provisions of SFAS No. 142 were in effect during the nine months ended May 31, 2002, but net loss and net loss per share remained the same since there was no goodwill to eliminate. Had the provisions of SFAS No. 142 been in effect during the nine months ended May 31, 2001, and the three fiscal years ended August 31, 2001, goodwill amortization would have been eliminated, increasing net income and earnings per share, and reducing net loss and loss per share, as applicable as follows:

	Nine months ended

	May 31,

(amount in millions)	2002	2001	FY 2001	FY 2000	FY 1999

Income (loss) before extraordinary gain and cumulative effect of change in accounting principle as reported	(494.6)	126.8	(123.5)	500.7	350.3

Amortization of goodwill, net of tax	—	78.0	127.0	3.6	0.3

Income (loss) before extraordinary gain and cumulative effect of change in accounting principle adjusted	(494.6)	204.8	3.5	504.3	350.6

Net income (loss) as reported	(462.9)	126.8	(123.5)	497.2	350.3

Amortization of goodwill, net of tax	—	78.0	127.0	3.6	0.3

Adjusted net income (loss)	(462.9)	204.8	3.5	500.8	350.6

Basic net income (loss) per share before extraordinary gain and cumulative effect of change in accounting principle as reported	(0.64)	0.20	(0.19)	0.84	0.65

Basic net income (loss) per share before extraordinary gain and cumulative effect of change in accounting principle adjusted	(0.64)	0.32	0.01	0.84	0.65

Basic net income (loss) per share as reported	(0.60)	0.20	(0.19)	0.83	0.65

Basic net income (loss) per share adjusted	(0.60)	0.32	0.01	0.84	0.65

Diluted net income (loss) per share before extraordinary gain and cumulative effect of change in accounting principle as reported	(0.64)	0.19	(0.19)	0.80	0.61

Diluted net income (loss) per share before extraordinary gain and cumulative effect of change in accounting principle adjusted	(0.64)	0.31	0.01	0.81	0.61

Diluted net income (loss) per share as reported	(0.60)	0.19	(0.19)	0.80	0.61

Diluted net income (loss) per share adjusted	(0.60)	0.31	0.01	0.80	0.61

Shares used to compute net income (loss) per share:

Basic - for reported	768.4	636.9	641.8	599.4	542.6

Diluted - for reported	768.4	653.1	641.8	623.5	579.0
Basic - for adjusted	768.4	636.9	641.8	599.4	542.6

Diluted - for adjusted	768.4	653.1	656.6	623.5	579.0

The above amounts for the nine months ended May 31, 2002 and 2001 are the same as those amounts reported in our Form 10-Q for the quarter ended May 31, 2002, which is incorporated by reference into this prospectus. The above amounts for the three fiscal years ended August 31, 2001 differ from the amounts reported in our Annual Report on Form 10-K for the fiscal year ended August 31, 2001, which is incorporated by reference into this prospectus, due to the exclusion of goodwill amortization in each period presented above.

FORWARD-LOOKING STATEMENTS

     Some of the statements under “Risk Factors” and elsewhere in this prospectus or the documents incorporated by reference herein constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any anticipated future results, levels of activity, performance or achievements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

DESCRIPTION OF CAPITAL STOCK

     As of the date of this prospectus, our authorized capital stock consists of 1,601,200,000 shares. Those shares consist of (1) 1,600,000,000 shares designated as common stock, $0.001 par value, and (2) 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock and our Series B preferred stock. As of July 18, 2002, there were approximately 823,869,748 shares of common stock (including 43,010,072 exchangeable shares issued in our combination with C-MAC Industries Inc.) and one share of our Series B preferred stock issued and outstanding.

     PREFERRED STOCK

     The following description of preferred stock and the description of the terms of a particular series of preferred stock is not complete. The description is qualified in its entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series.

     As of July 19, 2002, there was one share of Series B preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to an additional 1,199,999 shares of one or more series of preferred stock and to fix the following terms of the preferred stock:

•	designations, powers, preferences, privileges;

•	relative participating, optional or special rights; and

•	the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

     Any or all of these rights may be greater than the rights of the common stock.

     The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

     The rights, preferences, privileges and restrictions of the preferred stock of each such series have, in the case of Series A and Series B preferred stock, and, in the case of future series will be fixed by the certificate of designation relating to that series. The certificate of designation will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Solectron’s affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

     Preferred stock will be fully paid and nonassessable upon issuance.

     Series A Participating Preferred Stock And Rights Agreement

     On June 29, 2001, pursuant to a preferred stock rights agreement between us and EquiServe Trust Company, N.A., as rights agent, our Board of Directors declared a dividend of one right to purchase one ten-thousandth of a share of our Series A participating preferred stock for each outstanding share of our common stock. The dividend was paid on July 30, 2001, to stockholders of record as of the close of business on that date. Each right entitles the registered holder to purchase from us one ten-thousandth of a share of our Series A preferred stock at an exercise price of $150, subject to adjustment.

     The following is a summary and general description of the principal terms of our rights agreement.

     Rights Evidenced By Common Stock Certificates

     The rights will not be exercisable until the distribution date. Certificates for the rights will not be sent to our stockholders and the rights will attach to and trade only together with our common stock. Accordingly, our common stock certificates outstanding on July 30, 2001 will evidence the rights related thereto, and our common stock certificates issued after July 30, 2001 will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender or transfer of any certificates for our common stock, outstanding as of the record date, even without notation or a copy of the summary of rights being attached thereto, also will constitute the transfer of the rights associated with our common stock represented by such certificate.

     Distribution Date

     The rights will be separate from our common stock. Rights certificates will be issued and the rights will become exercisable upon the earlier of the tenth day (or such later date as may be determined by our board of directors) after a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our then- outstanding common stock (which includes exchangeable shares exchangeable for common stock), or the tenth business day (or such later date as may be determined by our board of directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then-outstanding common stock. The earlier of such dates is referred to as the “distribution date.”

     Issuance of Rights Certificates; Expiration of Rights

     As soon as practicable following the distribution date, a rights certificate will be mailed to holders of record of our common stock as of the close of business on the distribution date, and such separate rights certificate alone will evidence the rights from and after the distribution date. The rights will expire on the earliest of July 30, 2011, or redemption or exchange of the rights as described below.

     Initial Exercise of the Rights

     Following the distribution date, and until one of the further events described below, holders of the rights will be entitled to receive, upon exercise and the payment of the purchase price, one ten-thousandth of a share of the Series A preferred stock. In the event that we do not have sufficient Series A preferred stock available for all rights to be exercised, or our Board of Directors decides that such action is necessary and not contrary to the interests of rights holders, we may instead substitute cash, assets or other securities for the Series A preferred stock for which the rights would have been exercisable under this provision or as described below.

     Right to Buy Our Common Stock

     Unless the rights are earlier redeemed, in the event that an acquiring person obtains 15% or more of our then-outstanding common stock, then each holder of a right which has not theretofore been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of our common stock having a value equal to two times the purchase price. Rights are not exercisable following the occurrence of an event as described above until such time as the rights are no longer redeemable by us as set forth below.

     Right to Buy Acquiring Company Common Stock

     Similarly, unless the rights are earlier redeemed, in the event that, after an acquiring person obtains 15% or more of our then-outstanding common stock, we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a right which has not yet been exercised (other than rights beneficially owned by the acquiring person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the purchase price.

     Exchange Provision

     At any time after an acquiring person obtains 15% or more of our then outstanding common stock and prior to the acquisition by such acquiring person of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of our common stock per right.

     Redemption

     At any time on or prior to the close of business on the earlier of the fifth day following the attainment of 15% or more of our then-outstanding common stock by an acquiring person (or such later date as may be determined by action of our board of directors and publicly announced by us), or July 30, 2011, we may redeem the rights in whole, but not in part, at a price of $0.001 per right.

     Adjustments to Prevent Dilution

     The purchase price payable, the number of rights, and the number of shares of our Series A preferred stock or our common stock or other securities or property issuable upon the exercise of the rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the rights agreement. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price.

     Cash Paid Instead of Issuing Fractional Shares

     No fractional shares of our common stock will be issued upon exercise of a right and, in lieu thereof, an adjustment in cash will be made based on the market price of the our common stock on the last trading date prior to the date of exercise.

     No Stockholders’ Rights Prior to Exercise

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of us (other than any rights resulting from such holder’s ownership of our common stock), including, without limitation, the right to vote or to receive dividends.

     Amendment of Rights Agreement

     The terms of the rights and the rights agreement may be amended in any respect without the consent of the rights holders on or prior to the distribution date. After the distribution date, the terms of the rights and the rights agreement may be amended without the consent of the rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of rights holders, other than the acquiring person.

     Rights and Preferences of Our Series A Preferred Stock

     Each one ten-thousandth of a share of our Series A preferred stock has rights and preferences substantially equivalent to those of one share of our common stock.

     No Voting Rights

     Rights will not have any voting rights.

     Certain Anti-Takeover Effects

     The rights are designed to protect and maximize the value of the outstanding equity interests in us in the event of an unsolicited attempt by an acquiror to take us over in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and our stockholders of any real opportunity to determine our future as a company. The rights were declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     Subject to the restrictions described above, the rights may be redeemed by us at $0.001 per right at any time prior to the distribution date. Accordingly, the rights should not interfere with any merger or business combination approved by our board of directors.

     However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

     SERIES B PREFERRED STOCK — SPECIAL VOTING SHARE

     On December 3, 2001, a special voting share of our Series B preferred stock was issued to the trustee appointed under the voting and exchange trust agreement entered into in connection with the transaction with C-MAC Industries Inc. pursuant to the amended combination agreement and plan of arrangement. It is the only share of Series B preferred stock issued and outstanding. The special voting share is a share of our Series B preferred stock and has a par value of $0.001 per share.

     Except as otherwise required by law or our certificate of incorporation, the special voting share is entitled to a number of votes equal to the number of outstanding exchangeable shares of Solectron Global Services Canada Inc. from time to time not owned by us, any of our subsidiaries, or entities directly or indirectly controlled by or under common control with us, which votes may be exercised for the election of directors and on all other matters submitted to a vote of our stockholders. As of July 18, 2002, there were approximately 43,010,072 exchangeable shares outstanding. The holders of our common stock and the holder of the special voting share vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or our certificate of incorporation. The holder of the special voting share is not entitled to receive dividends from us and, in the event of any liquidation, dissolution or winding-up of us, will receive an amount equal to the par value thereof. At such time as there are no exchangeable shares outstanding not owned by us, any of our subsidiaries, or entities directly or indirectly controlled by or under common control with us, and there are no shares of stock, debt, options or other agreements of Solectron Global Services Canada Inc.

that could give rise to the issuance of any exchangeable shares to any person (other than us, any of our subsidiaries, or entities directly or indirectly controlled by or under common control with us), the special voting share will be cancelled in accordance with its terms.

     COMMON STOCK

     Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

     Our common stock is listed on the New York Stock Exchange under the symbol “SLR.” The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A.

SELLING STOCKHOLDERS

     We originally issued an aggregate of 641,256 shares of our common stock to the selling stockholders listed below in the amounts set forth next to their respective names in connection with our acquisition of Shinei Sangyo Pte Ltd. The shares of our common stock were issued in transactions exempt from registration under the Securities Act. The selling stockholders may from time to time offer and sell the common stock pursuant to this prospectus. The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of July 19, 2002. None of the selling stockholders has had a material relationship with us within the past three years other than their ownership of our common stock and their employment with us resulting from our acquisition of Shinei. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

	Number of Shares of
	Common Stock
	Beneficially Owned		Number of Shares of Common Stock
Name	Prior to the Offering(1)		That May Be Sold in the Offering

	Number	Percentage
Tadahiko Nakagaki	485,178	*	485,178
Tan Piak Khiang	156,078	*	156,078
Total	641,256	*	641,256

*	Less than 1%.

(1)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act using 823,869,748 shares of common stock outstanding as of July 18, 2002.

     The selling stockholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date on which the information in the above table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in prospectus supplements.

     Because the selling stockholders may offer all or some of their common stock from time to time, we cannot estimate the amount of common stock that will be held by the selling stockholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

     The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholders were to be deemed an underwriter, the selling stockholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.

     The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or quotation services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common stock in the course of hedging their positions. The selling stockholders may also sell the common stock short and deliver common stock to close out short positions, or loan or pledge common stock to broker-dealers that in turn may sell the common stock.

     To our knowledge, there are currently no plans, arrangement or understandings between the selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. The selling stockholders may not sell any or all of the common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that the selling stockholders will not transfer, devise or gift the common stock by other means not described in this prospectus.

     There can be no assurance that the selling stockholders will sell any or all of the common stock pursuant to this prospectus. In addition, any common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. Pursuant to the shareholder agreement filed as an exhibit to this registration statement, we and the selling stockholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders.

VALIDITY OF COMMON STOCK

     The validity of the issuance of our common stock to be offered by the selling stockholders will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

     The consolidated financial statements and schedule of Solectron Corporation as of August 31, 2001 and 2000, and for each of the years in the three-year period ended August 31, 2001, included in its annual report on Form 10-K, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Part II

Information Not Required in the Prospectus

Item 14. Other Expenses of Issuance and Distribution

     The aggregate estimated (other than the registration fee) expenses, other than any underwriting discount and commissions, to be paid in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$1,000
Accounting fees and expenses	15,000
Legal fees and expenses	30,000
Printing	5,000
Transfer agent fees and expenses	3,000
Miscellaneous	10,000

Total	$64,000

     The expenses listed above will be paid by Solectron Corporation.

Item 15. Indemnification of Directors and Officers of Solectron Corporation

Certificate of Incorporation

     Article 11 of the Certificate of Incorporation of Solectron Corporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders,

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

•	for any transaction from which the director derived an improper personal benefit.

Bylaws

     Article VI of the Bylaws of Solectron Corporation provides that we:

•	will indemnify each director and officer who is or was a director or officer of the corporation, who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation, and

•	may indemnify any person, other than directors and officers, who is or was an employee or agent of the corporation, who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation against expenses, including attorneys’ fees, judgments, fines and other amounts actually and reasonably incurred in connection with any proceeding.

     Unless indemnification is mandated by law or the order, judgment or decree of any court of competent jurisdiction, we shall not indemnify any person if such indemnification:

•	would be inconsistent with a provision of the Certificate of Incorporation or Bylaws of Solectron Corporation, a resolution of the stockholders of Solectron Corporation or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification, or

•	would be inconsistent with any condition expressly imposed by a court in approving a settlement.

     The Bylaws of Solectron Corporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification. We currently maintain liability insurance for our officers and directors.

     Solectron Corporation has entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws of Solectron Corporation. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Solectron Corporation, arising out of such person’s services as a director or officer of Solectron Corporation, any subsidiary of Solectron Corporation or any other company or enterprise to which the person provides services at the request of Solectron Corporation.

Item 16. Exhibits

     The following exhibits are filed herewith or incorporated by reference herein:

Exhibit
Number	Exhibit Title

3.1	Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 filed with Registrant’s Form 10-Q for the quarter ended February 28, 2001, Exhibit 3.1 filed with Registrant’s Form 10-Q for the quarter ended February 25, 2000 and Exhibit 3.1 filed with the Registrant’s Form 10-Q for the quarter ended February 26, 1999).

3.2	Bylaws, as amended (incorporated by reference from Exhibit 3.2 filed with Registrant’s Form 10-Q for quarter ended February 26, 1999).

3.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference from Exhibit 3.3 filed with Registrant’s Annual Report on Form 10-K for fiscal year ended August 31, 2001).

4.1	Founding Shareholders Agreement, dated June 19, 2001.

4.2	Preferred Stock Rights Agreement, dated June 29, 2001, between the Registrant and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference Exhibit 4.1 of Registrant’s Registration Statement on Form 8-A (Registration Statement No. 001-11098) filed with the Securities and Exchange Commission on July 13, 2001), and Exhibit 4.2 to Amendment No. 1 of Form 8-A (Registration Statement No. 001-11098) filed with the Securities and Exchange Commission on December 4, 2001.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to Solectron Corporation.

23.1	Consent of KPMG LLP, independent certified public accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-4 of Registration Statement).

Item 17. Undertakings

     The undersigned Registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement and to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrants hereby undertake that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

     Pursuant to the requirements of the Securities Act of 1933, Solectron Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on July 19, 2002.

SOLECTRON CORPORATION
By:	/S/ Koichi Nishimura, Ph.D.

Koichi Nishimura, Ph.D. President, Chief Executive Officer and Chairman of the Board

Power of Attorney

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Koichi Nishimura and Kiran Patel and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ Koichi Nishimura, Ph.D. Koichi Nishimura, Ph.D.	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	July 19, 2002

/S/ Kiran Patel Kiran Patel	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)	July 19, 2002

Richard A. D’Amore	Director	July 19, 2002

/S/ Charles A. Dickinson Charles A. Dickinson	Director	July 19, 2002

/S/ Heinz Fridrich Heinz Fridrich	Director	July 19, 2002

William A. Hasler	Director	July 19, 2002

Kenneth E. Haughton, Ph.D.	Director	July 19, 2002

/S/ Paul R. Low, Ph.D. Paul R. Low, Ph.D.	Director	July 19, 2002

/S/ C. Wesley M. Scott C. Wesley M. Scott	Director	July 19, 2002

Ajay B. Shah	Director	July 19, 2002

Dennis Wood	Director	July 19, 2002

/S/ Osamu Yamada Osamu Yamada	Director	July 19, 2002

Exhibit Index

Exhibit
Number	Exhibit Title

3.1	Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 filed with Registrant’s Form 10-Q for the quarter ended February 28, 2001, Exhibit 3.1 filed with Registrant’s Form 10-Q for the quarter ended February 25, 2000 and Exhibit 3.1 filed with the Registrant’s Form 10-Q for the quarter ended February 26, 1999).

3.2	Bylaws, as amended (incorporated by reference from Exhibit 3.2 filed with Registrant’s Form 10-Q for quarter ended February 26, 1999).

3.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (incorporated by reference from Exhibit 3.3 filed with Registrant’s Annual Report on Form 10-K for fiscal year ended August 31, 2001).

4.1	Founding Shareholders Agreement, dated June 19, 2001.

4.2	Preferred Stock Rights Agreement, dated June 29, 2001, between the Registrant and EquiServe Trust Company, N.A., as Rights Agent (incorporated by reference Exhibit 4.1 of Registrant’s Registration Statement on Form 8-A (Registration Statement No. 001-11098) filed with the Securities and Exchange Commission on July 13, 2001), and Exhibit 4.2 to Amendment No. 1 of Form 8-A (Registration Statement No. 001-11098) filed with the Securities and Exchange Commission on December 4, 2001.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation relating to Solectron Corporation.

23.1	Consent of KPMG LLP, independent certified public accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-4 of Registration Statement).